
6031600m
6031400m
6031200m
6031000m
6030800m
615800m
616000m
616200m
616400m
616600m
N
Map
Area
Upper Unconformity
Rock Sample
Float Sample
-100
0
100
200
Meters
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake - Croteau Lake Area
Rock Samples Results
with Radiometric Uranium (cps)
Drawn: DIGEOS
NTS: 13 K/6
CXX - TSX.V
Scale: 1:5,000
DATUM NAD27
Date: Oct 2006